CUSIP No. 359065109	13G	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: March 22, 2007

/s/ Lei Ding
Lei Ding

TECHNOLOGY PIONEER CORP.

By:	/s/ Lei Ding
Lei Ding
Sole Beneficial Owner and Director